Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
DECEMBER 31, 2010

STATE/JURISDICTION OF
	INCORPORATION/	NAME UNDER WHICH
NAME OF SUBSIDIARY	ORGANIZATION	BUSINESS IS CONDUCTED

Crestwood Gas Services Operating LLC	Delaware	Crestwood Gas Services Operating LLC

Crestwood Gas Services Operating GP LLC	Delaware	Crestwood Gas Services Operating GP LLC

Cowtown Gas Processing Partners L.P.	Texas	Cowtown Gas Processing Partners L.P.

Cowtown Pipeline Partners L.P.	Texas	Cowtown Pipeline Partners L.P.